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                                                                Exhibit 99(a)(9)


                          ROCKET COMMENCES TENDER OFFER
                              FOR TCSI CORPORATION

NATICK, MASSACHUSETTS - NOVEMBER 19, 2002 - Rocket Software, Inc. today announced that Rocket Acquisition Sub. Inc., a wholly owned subsidiary of Rocket, has commenced a tender offer to purchase all outstanding shares of TCSI Corporation (Nasdaq: TCSI) for $0.52 net per share. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, Boston time, on Wednesday, December 18, 2002, unless the offer is extended by Rocket.

The offer is being made in accordance with the previously announced merger agreement among Rocket Software, Inc., Rocket Acquisition Sub, Inc., and TCSI Corporation. The offer is subject to certain conditions, including the tender of shares representing at least 90% of the shares of TCSI common stock issued and outstanding on a fully diluted basis. If more than 50% but less than 90% of the then-outstanding shares of TCSI common stock are tendered pursuant to the Offer and not withdrawn, the Purchaser will, under certain circumstances described in the Merger Agreement, amend the terms of the Offer to reduce the number of shares of TCSI common stock subject to the Offer to 50.1% of the outstanding shares.

The offer is being made pursuant to a Tender Offer Statement on Schedule T-O to be filed today by Rocket with the Securities and Exchange Commission and mailed to TCSI stockholders.

EquiServe Trust Company, N.A. is the depositary for the tender offer, and Georgeson Shareholder Communications Inc. is the information agent for the tender offer.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This announcement is neither an offer to purchase nor a solicitation of an offer to sell TCSI shares. The tender offer will only be made through an offer to purchase, letter of transmittal and related tender offer materials. Today, Rocket will file these tender offer materials with the Securities and Exchange Commission, and TCSI will file a solicitation/recommendation statement with respect to the offer. The tender offer materials and the solicitation/recommendation statement contain important information. Stockholders are urged to read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent free of charge to all stockholders of TCSI. All of these materials will also be available free of charge at the SEC's Website at www.sec.gov or by contacting the Information Agent, Georgeson Shareholder Communications Inc. at 877-357-0560.

ABOUT ROCKET

Rocket Software, Inc. is an independent software development corporation providing a broad spectrum of integrated, value added software development, and support services to leading original equipment manufacturers (OEMs) and directly to corporate customers worldwide. Rocket Software's technology portfolio complements and extends strategic OEM offerings in the areas of data management, business intelligence, IT security, network and application management, storage management, and mobile and PC support.

Founded in 1990, Rocket Software now employs over 150 people at its Natick, Massachusetts headquarters and branch offices worldwide, and maintains active release cycles for more than 60 products it has developed or acquired. Rocket's current OEM relationships include IBM, RSA Security, Microsoft, and Bull Technologies. Rocket's OEM products are found in FORTUNE 500 enterprises around the world and in every market segment. Contact Rocket Software at www.rocketsoftware.com.